UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Announces Interim Dividend Payout from Retained Earnings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on October 22, 2013 in Kyoto, Japan

Nidec Announces Interim Dividend Payout from Retained Earnings

Nidec Corporation (NYSE: NJ)(the “Company”) today announced that the Company resolved at a meeting of its Board of Directors held on October 22, 2013 to distribute retained earnings (date of record: September 30, 2013) in the form of an interim dividend as outlined below:

	Determined amount	Previous interim dividend forecast (Announced on April 23, 2013)	(Reference) Interim dividends for the six months ended September 30, 2012
Record date	September 30, 2013	September 30, 2013	September 30, 2012
Dividend per share	45 yen	40 yen	45 yen
Total dividend amount	6,038 million yen	-	5,967 million yen
Effective date	December 2, 2013	-	December 3, 2012
Dividend resource	Retained earnings	-	Retained earnings

The Company upholds shareholder-oriented management and places importance on regular dividend payments, seeking to increase its dividend payout to around 30% of the consolidated net income.

The Company’s sales and operating income for the six months ended September 30, 2013 exceeded its financial guidance announced on July 23, 2013. Given the positive steps forward, the Company seeks to reward its shareholders with an interim dividend of 45 yen per share, an increase of 5 yen per share from the amount previously announced. Together with the projected year-end dividend remaining unchanged at 45 yen per share, the Company now expects to pay an annual dividend of 90 yen per share for the year ending March 31, 2014.

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